Filed by Centex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. 001-06776
Date: April 8, 2009

EMPLOYEE QUESTIONS AND ANSWERS

The following Q&A will be made available to employees via TeamCentex, as well as the integration website. Follow-up questions submitted by employees will be answered as appropriate, with the question and response posted with this list of questions.

Q:	Why did the company make this decision?

	§	We looked at the current industry landscape and knew that the best way to control our destiny and make sure we come out on top is to be the driver of change.

	§	It became clear that joining forces with Pulte Homes is the best way to deliver more value to our stakeholders, customers and employees.

Q:	Why is this combination good for Centex and its employees?

	§	The combined company will create the largest and best-positioned home builder in America, one that is uniquely positioned for the opportunities ahead.

	§	Together, we’ll have a top 3 position in 25 of the top 50 new homebuilder markets across America.

	§	We have complementary cultures, geographies, products and customer mix.

	§	Once combined, we’ll have strength and staying power and a first-mover advantage.

	§	Ultimately as a stronger company, we can create new and different opportunities for our employees. In short, this is the right combination at the right time.

Q:	Who is Pulte Homes?

	§	Pulte Homes, based in Bloomfield Hills, Mich., is one of America's largest home building companies with operations in 49 markets and 25 states.

	§	During its 59-year history, the company has delivered more than 500,000 new homes.

	§	In 2008, Pulte operations ranked highest in customer satisfaction in 11 U.S. markets, the most of any homebuilder, in the annual J.D. Power and Associates New-Home Builder Customer Satisfaction StudySM.

	§	Under its Del Webb brand, Pulte is the nation's largest builder of active adult communities for people age 55 and older. Its DiVosta Homes brand is renowned in Florida for its distinctive master-planned communities.

Q:	How will the combined companies be integrated?

	§	Over the next few months, we’ll work with Pulte to carefully plan the integration of the two companies. There are many decisions that we have to make, and a committee, led by Pulte Homes’ CEO and Centex CEO Tim Eller will guide the process.

	§	While the planning of the integration begins now, we won’t start the actual integration until we have closed the transaction.

	§	We anticipate closing the transaction in the third quarter of this calendar year after all of the regulatory and shareholder approvals are received.

Q:	What will happen to Centex’s employees? Will there be headcount reductions?

	§	First, we see the strength and scale of the new combined company as compelling for all of our stakeholders, including employees.

	§	As with any blending of two large organizations, some positions will be eliminated in the process, and it will take time for us to understand how the new company will be structured. We want to build the best team in our industry.

	§	While it’s premature to discuss specifics now, a key priority for us is to continue to treat people with respect, especially those whose jobs are eliminated, and make them aware in a timely manner of changes throughout the transition.

Q:	Where will headquarters be?

	§	The headquarters for the combined company will be in Detroit.

Q:	Will Centex headquarters employees who want to stay with the company be allowed to relocate?

	§	We haven’t made those decisions yet. As we begin reviewing the new structure, we should have a better idea and will notify you when those decisions have been made.

Q:	How do the cultures of the two companies compare?

	§	Culturally, we’re very similar. We share the same values and desires for high quality and customer satisfaction.

	§	Over time, the combination of the two cultures should build a very strong, cohesive organization that is a tough competitor to beat.

Q:	Will we continue to use the Centex Homes and Fox & Jacobs brands?

	§	Yes.

Q:	What are the steps and timing for completing the merger? What happens until then?

	§	We must receive regulatory and shareholder approvals before we can complete the merger, and that will take several months.

	§	While we begin a structured process to plan for the integration we’ll continue to compete with each other until the merger is completed.

	§	Along the way, we’ll give you updates and keep you informed about progress.

Benefits and Compensation

Q: Will our benefits and compensation change?

	§	We don’t expect any changes in the short-term. Through Dec. 31, 2009, benefits and compensation plans will be no less favorable than we have now.

	§	After year-end, we’ll be adopting the Pulte Homes benefits structure. We’ll keep you informed as we know more about these plans.

	§	Both Pulte and Centex are committed to providing a competitive compensation and benefits package that will allow us to attract and retain the talent needed to successfully drive the combined company forward.

Q:	What severance packages will be provided to people whose positions are eliminated?

	§	We plan to offer our current severance package for those employees whose positions are eliminated as a result of this merger and ensure that all employees are treated with respect and dignity.

Next Steps

Q:	Where should I place my focus?

	§	We must all focus on three things—the business (serving our customers well, striving to meet our goals), teamwork (working together to make the merger successful), and respect (for each other, ideas, processes, feelings and the potential we have together).

Q:	Should I contact my counterpart at Pulte and start to plan the transition?

	§	No. We must operate as separate companies until the transaction is approved and closes.

	§	You will be given instructions specific to the integration process, but until then, operate as you do now.

Q:	What can we tell customers?

	§	We have prepared materials to help you inform our customers about this combination and alleviate any concerns they might have.

	§	Customers in backlog will receive a letter from us. In addition, we have provided a customer handout that will be available from our sales offices.

	§	Customers will take their cues from you, so be sure to become familiar with the talking points and online information accessible through TeamCentex.

Q:	What are we telling our trade partners?

	§	One of the advantages of this combination is the scale and buying power of the new organization.

	§	We are telling our trade partners about these and other aspects of the merger. We are pledging to keep trade partners informed, and that the best thing they can do now is to stay focused on delivering the best value and quality to Centex.

Q:	Whom may I contact if I have additional questions?

	§	Talk to your manager and check out TeamCentex for updates. We won’t know the answers to some questions now, but we will do our best to keep you informed and updated.

Q:	What if I’m approached by the news media asking for comments?

	§	So that we speak with one voice, please refer any media inquiries to Corporate Communications in Dallas (214-981-6688).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the proposed merger; the failure of Pulte’s stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte’s common stock or the issuance of Pulte’s common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Additional Information

In connection with the proposed transaction, Pulte will be filing documents with the SEC, including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and then under the link “SEC Filings” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.

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